UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36 2600 Glostrup (Copenhagen) Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

The audited consolidated financial statements of Zealand Pharma A/S (the “Company”) and its subsidiaries as of and for the year ended December 31, 2017 are included in the Zealand Pharma A/S Annual Report 2017 filed as Exhibit 99.1 (a) to this Form 6-K and incorporated by reference herein. A copy of the announcement issued by the Company on March 7, 2018 is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

	By:	/s/ Mats Blom

		Name:	Mats Blom
		Title:	Chief Financial Officer

Date: March 7, 2018

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated March 7, 2018

99.1 (a)	Appendix — Zealand Pharma A/S Annual Report 2017

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101. DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

3